Exhibit 99.1

FANGDD ANNOUNCES TERMINATION PLAN FOR ITS ADR FACILITY, AND
THE PLAN TO HOLD AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SHENZHEN, China, June 3, 2024 (GLOBE NEWSWIRE) — Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”) today announced that the Company and The Bank of New York Mellon intend to terminate the Deposit Agreement, dated October 31, 2019, among FangDD, The Bank of New York Mellon, as the depositary for the Company’s American depositary shares (the “ADS”), and owners and holders of ADSs. As a result, the Company’s existing American depositary receipts (the “ADR”) facility is expected to be terminated at 5:00 p.m. (Eastern Time) on September 4, 2024 (the “Termination Date”).

Immediately following the termination of the Company’s ADR facility, the Company plans to list its Class A ordinary shares for trading on The Nasdaq Stock Market LLC (“Nasdaq”) in substitution for its ADSs (the “Substitution Listing”). The Company expects that, upon the effectiveness of the Substitution Listing, its ADSs will cease to be listed on Nasdaq while the Class A ordinary shares represented by the ADSs will trade on Nasdaq under the symbol of “DUO.” The Company has appointed VStock Transfer, LLC as its transfer agent in the United States for the Substitution Listing.

The Bank of New York Mellon will issue a termination notice to owners and holders of ADSs represented by the Company’s Class A ordinary shares on June 3, 2024 (Eastern Time), which will provide more information regarding the ADR facility termination.

There remains uncertainty regarding whether the Company will be able to obtain clearance from Nasdaq to effectuate the Substitution Listing prior to the Termination Date. Subsequent to the Termination Date, Nasdaq may suspend the trading of the Company’s ADSs until such time as the Substitution Listing shall have taken effect or as otherwise determined by Nasdaq.

In connection with the termination of the Company’s ADR facility, the Company will hold an extraordinary general meeting of shareholders (the “EGM”) at Room 4106, Building 12B1, Shenzhen Bay Ecological Technology Park, Nanshan District, Shenzhen, People’s Republic of China on July 11, 2024 at 10:00 am Beijing time, for the purposes of considering and, if thought fit, passing the proposed resolutions set forth in the notice of EGM (the “Notice of EGM”). The Notice of EGM and proxy card for the EGM are available on the Company’s website at http://ir.fangdd.com/. The board of directors of FangDD fully supports the proposed resolutions listed in the Notice of EGM and recommends that shareholders and holders of ADSs vote in favor of the resolutions set out in the Notice of EGM.

Holders of record of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares of the Company at the close of business on June 6, 2024, Beijing time are entitled to attend and vote at the EGM and any adjourned or postponed meeting thereof. Holders of record of ADSs as of the close of business on June 6, 2024, New York time, who wish to exercise their voting rights for the underlying Class A ordinary shares will be able to directly instruct The Bank of New York Mellon whether ADSs are held directly by holders on the books and records of the depositary or indirectly through a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as to how to vote the Class A ordinary shares represented by such ADSs at the EGM.

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a customer-oriented property technology company in China, focusing on providing real estate transaction digitalization services. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li
Director, Capital Markets Department
Phone: +86-0755-2699-8968
E-mail: ir@fangdd.com